June 13, 2013

Via EDGAR and Email

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:    Globus Medical, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 5, 2013
File No. 001-35621

Dear Mr. Mancuso:

Globus Medical, Inc. (the “Company”) confirms receipt of your letter dated May 30, 2013, regarding its Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Our responses to your comments are set forth below.

For your convenience, we have repeated each of your comments below and have set forth our response immediately after each comment.

Related-Party Transactions, page 86

1.
Your related party transactions disclosure should provide all of the disclosures required by Regulation S-K Item 404(a). Please include such disclosure in your future filings - including any amendment - as appropriate. For example, you should specifically name the officer or director who is a related person and that related person's ownership in the other entity. We note that this disclosure was included in your registration statement on Form S-1 in connection with your initial public offering.

Globus Medical Response: In response to your comment, we are filing, concurrently with this response letter, an amendment to our Form 10-K in which we have revised the language under the heading “Related-Party Transactions” on page 87 of the Form 10-K/A and included in Item 13 on page 126 of the Form 10-K/A related party transactions disclosure consistent with that found in our registration statement on Form S-1. We confirm that, in future filings, to the extent applicable, our related party transactions disclosure will be consistent with that found in our registration statement on Form S-1 and the requirements of Regulation S-K Item 404(a).

Signatures

2.
Please file a complete amendment to your Form 10-K with a Signatures page that includes all language that Form 10-K requires on a Signatures page, includes all required signatures on that Signatures page, and identifies who is signing in the capacity of principal accounting officer or controller.

Mr. Russell Mancuso
United States Securities and Exchange Commission
June 12, 2013

Globus Medical Response: As noted in response to comment 1, we are filing, concurrently with this response letter, a complete amendment to our Form 10-K with a Signatures page that includes all language that Form 10-K requires on a Signatures page, includes all required signatures on that Signatures page, and identifies who is signing in the capacity of principal accounting officer or controller.

As requested in your comment letter dated May 30, 2013, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact me at (610) 930-1800 x1945.

Very truly yours,

Globus Medical, Inc.

/s/ Anthony L. Williams

Anthony L. Williams
Vice President, Corporate Counsel and Secretary
Globus Medical, Inc.
Valley Forge Business Center
2560 General Armistead Avenue
Audubon, PA 19403